SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

HEARST-ARGYLE TELEVISION, INC.

(Name of Subject Company)

HEARST-ARGYLE TELEVISION, INC.

(Name of Person(s) Filing Statement)

Series A Common Stock, par value $0.01 per share

(Title of Class of Securities)

422317 10 7

(CUSIP Number of Class of Securities)

Jonathan C. Mintzer, Esq.
Vice President, General Counsel and Corporate Secretary
Hearst-Argyle Television, Inc.
300 West 57th Street
New York, NY 10019
(212) 887-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

www.hearstargyle.com

NEWS

SPECIAL COMMITTEE OF HEARST-ARGYLE TELEVISION BOARD APPOINTS

ADVISORS TO ASSIST IN REVIEW OF HEARST CORPORATION TENDER OFFER

New York, New York — April 13, 2009 — Hearst-Argyle Television, Inc. (NYSE:  HTV) today announced that the Special Committee of its board of directors has retained Morgan Stanley as its financial advisor to assist them in their review of the proposed tender offer announced by Hearst Corporation on March 25, 2009.  Simpson Thacher & Bartlett LLP has been engaged to provide legal advice to the Special Committee.

Notice to stockholders: The tender offer referenced in this news release has not commenced.  In response to the proposed tender offer, if commenced, Hearst-Argyle Television will file with the Securities and Exchange Commission a solicitation/recommendation statement.  Stockholders of Hearst-Argyle Television are strongly advised to read Hearst-Argyle Television’s solicitation/recommendation statement, if and when it becomes available, regarding the tender offer referred to in this news release, because it will contain important information.  Stockholders may obtain a free copy of the solicitation/recommendation statement (if and when it becomes available) at the SEC’s web site, www.sec.gov.  Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement (if and when it becomes available) by directing requests to Hearst-Argyle Television’s Investor Relations department.

About Hearst-Argyle

Hearst-Argyle Television, Inc., a leading local media company, owns 26 television stations, and manages an additional three television and two radio stations. The Company’s television stations reach approximately 18% of U.S. TV households, making it one of America’s largest television station groups.  Hearst-Argyle also owns 37 websites and currently provides digital multicast channels, in addition to the main digital channel, in 20 markets, featuring 24-hour weather and entertainment programming.  Hearst-Argyle is majority-owned by Hearst Corporation.  The Company’s Web address is www.hearstargyle.com.

FORWARD-LOOKING STATEMENTS

This news release includes forward-looking statements.  We base these forward-looking statements on our current expectations and projections about future events.  These forward looking statements generally can be identified by the use of statements that include phrases such as “anticipate”, “will”, “may”, “likely”, “plan”, “believe”, “expect”, “intend”, “project”, “forecast” or other such similar words and/or phrases.

Actions taken by Hearst Corporation with respect to its proposed offer, as well as other matters, may cause actual events to differ from those we describe.  Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Tom Campo

Investor Relations

(212) 590-2464